FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on April 19th, 2006 announcing  that it agreed to purchase a multipurpose vessel and to sell handysize size bulk carrier.

                                                                       Exhibit 1

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Euroseas Ltd. Announces Agreement to Purchase a Multipurpose Vessel and to Sell Handysize Size Bulk Carrier

Maroussi, Athens, Greece –April 19, 2006 – Euroseas Ltd., an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that on April 10, 2006, a subsidiary of Euroseas Ltd. signed a Memorandum of Agreement to purchase M/V “Tasman Trader”, a multipurpose dry cargo vessel of 22,568 dwt and 950 twenty-foot equivalent units (teu) built in 1990. The vessel can transport bulk commodities and/or containers.

The vessel is to be delivered to Euroseas Ltd. between April 25 and May 8, 2006 at the sellers’ option. The M/V “Tasman Trader” comes with a period charter attached until November 2008 at a rate of USD $8,850 per day. Thereafter, Euroseas has arranged an extension with the same charterer for a further 24 months, ending November 2010, at USD 9,500. After that 24 month period, Euroseas has arranged for a further extension for 15 months, ending February 2012, at USD $9,000.

Furthermore, Euroseas Ltd., announced that on April 14, 2006, a subsidiary of Euroseas Ltd. signed a memorandum of agreement to sell M/V “Pantelis P”, a handysize bulk carrier of 26,354 dwt built in 1981. The vessel is to be delivered to the buyers between May 15 and June 30, 2006 at Euroseas Ltd. option.

Following the acquisition of the M/V “Tasman Trader”, the sale of the M/V “Pantelis P” and the earlier sale of M/V “John P”, which will be delivered to the buyers in late June / early July 2006, the Company will ultimately have a fleet of 7 vessels, including 1 Panamax drybulk carrier, 2 Handysize drybulk carriers, 3 Handysize containerships and a Handysize multipurpose dry cargo vessel,. Euroseas 3 drybulk carrier vessels have a total cargo capacity of 138,196 deadweight  tons (dwt), its 3 containerships have a cargo capacity of 66,100 dwt and 4,636 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt and 950 teu.

Aristides Pittas, Chairman and CEO of Euroseas commented: "Our strategy has been to take advantage of market opportunities and grow our company by focusing on age and size segments which we believe can maximize our return on equity. In this context, we are particularly pleased with the acquisition of the M/V “Tasman Trader and the sale of one of our older vessels the M/V “Pantelis P”. Furthermore, consistent with our fleet deployment strategy of seeking profitable long term employment, the M/V “Tasman Trader” comes with a time charter which expires in 2012, thereby enabling us to generate stable and predictable cash flows enhancing our earnings and shareholder return. We believe that the proceeds from the sale of the M/V “Pantelis P”, the sale of M/V “John P” and the cash available from the private placement we completed in August 2005, coupled with the use of standard leverage, place us in a strong position to continue taking advantage of market opportunities, as these may occur in 2006.”

Fleet Profile:

The fleet profile of Euroseas is as follows:

Name	Type	Dwt	TEU	Year Built	Employment
Dry Bulk Vessels
IRINI (1)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008
NIKOLAOS P.	Handysize	34,750		1984	Spot
ARIEL	Handysize	33,712		1977	TC ‘til Sep-06
JOHN P. (*)	Handysize	26,354		1981	Spot
PANTELIS P.(**)	Handysize	26,354		1981	Spot
Total Dry Bulk Vessels	5	190,904

Multipurpose Dry Cargo Vessels
Tasman Trader(***)	1	22,568	950	1990	TC ‘til Nov-12

Container Carriers
ARTEMIS	Handymax	29,693	2,098	1987	TC ‘til Dec-08
YM QINGDAO I	Handymax	18,253	1,269	1990	TC ‘til Mar-07
KUO HSIUNG	Handymax	18,154	1,269	1993	TC ‘til Nov-07
Total Container Carriers	3	66,100	4,636
Fleet Grand Total	9	279,572	5,586

(*) Euroseas has signed a Memorandum of Agreement to sell the bulk carrier M/V “John P” to be delivered to the buyers in late June / early July 2006.

(**) Euroseas has signed a Memorandum of Agreement to sell the bulk carrier M/V “Pantelis P” to be delivered to the buyers between May 15 and June 30, 2006 at Euroseas Ltd. option.

(***) The M/V “Tasman Trader”, to be delivered to Euroseas between April 25 and May 8, 2006, comes with a period charter attached until November 2008. Thereafter, Euroseas has arranged an extension with the same charterer for a further 24 months, ending November 2010. After that 24 month period, Euroseas has arranged for a further extension for 15 months, ending February 2012.

About Euroseas Ltd.

Euroseas Ltd. Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 125 years. Currently, Euroseas Ltd. owns and operates 8 vessels, including 4 Handysize bulk carriers, 1 Panamax drybulk carrier and 3 Handysize containerships. Euroseas will continue to operate in the dry cargo, drybulk and container, shipping markets, with operations managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels.  Euroseas' 5 drybulk carrier vessels have total cargo capacity of 190,904 deadweight tons (dwt), its 3 containerships have cargo capacity of 66,100 dwt and 4,636 twenty-foot equivalent units (teu).

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated April 19 2006

    By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President

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